October 17, 2019

Edward Liu
Chief Financial Officer
BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005

       Re: BeyondSpring Inc.
           Registration Statement on Form F-3
           Filed October 15, 2019
           File No. 333-234193

Dear Mr. Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Andrea L. Nicolas, Esq.